INDEPENDENT CONSULTANT AGREEMENT

This Agreement is dated effective the 10th day of June, 2010 (the "Effective Date").

BETWEEN:

HARD CREEK NICKEL CORPORATION, of 1060 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7

(the "Company")

AND:

GARY JOHNSON of [redacted] Australia

(the "Consultant")

RECITALS:

A. The Company is engaged in the business of the acquisition and exploration of mineral properties;

B. The Company wishes to obtain and the Consultant wishes to provide certain services to the Company on the terms and conditions contained in this Agreement.

NOW THEREFORE IN CONSIDERATION of the mutual promises contained in this Agreement, the parties agree as follows:

1. Services to be Provided

Effective June 10, 2010, ("Effective Date"), the Consultant will provide consulting services to the Company for the Company's Turnagain Project, which services are described in Exhibit "A" to this Agreement (the "Scope of Services and Fees").

The Consultant will perform the Services described in Exhibit A with the standard of care, skill and diligence customarily applied by recognized engineering firms providing services of a similar nature in Canada. This is a condition of the contract.

2. Remuneration and Expenses

The Company will pay the Consultant:

a) The Company will pay the Consultant a minimum of [redacted] per month for services, plus an additional [redacted] per day for each and every day worked in excess of 2 days per month. All funds referred to are in Canadian Dollars. Consultant will not charge for more than 2 business days equivalent in any month without express written consent of the Company.

b) The remuneration referred to in Section 2.a) (Remuneration and Expenses) will be payable at the end of each month upon receipt of an invoice, and does not include Goods and Services Tax ("GST"). To the extent that the Consultant is required to remit GST, the Consultant will show the applicable GST amount as a separate line item on the Consultant's invoice for services and provide the Company with the Consultant's GST registrant number.

3. Term and Termination

This Agreement will commence on the Effective Date and will terminate one year after the Effective Date (the "Term"). This Agreement may be terminated earlier by either party at any time by giving at least 30 days advance notice in writing to the other party.

If the Consultant fails to satisfactorily perform the work in accordance with Schedule A, the Company can notify the Consultant in writing to remedy such defect immediately and in no case no later than seven (7) working days after receipt of such notice.

Without limitation of any other right or remedy contained herein, failure of the Consultant to meet the requirements as set out, constitutes a breach of contract and the Company can terminate the contract forthwith.

Upon termination of this Agreement for any reason, the Consultant shall upon receipt of all sums due and owing promptly deliver the following in accordance with the directions of the Company:

(i) a final accounting, reflecting the balance of expenses incurred on behalf of the Company as of the date of termination;

(ii) all documents pertaining to the Company or this Agreement, including but not limited to all books of account, correspondence and contracts; and

(iii) all equipment, documentation, manuals, software, computer(s) and any other property belonging to the Company.

4. Company Information

The Consultant acknowledges that the Consultant will acquire knowledge about the Company, its mineral properties including without limitation its Turnagain Project, exploration results, estimated economic reserves, feasibility of mining the properties, metallurgical information including metallurgical information obtained by the Company under Confidentiality agreements with third parties, as well as information relating to strategies, research, communications, business plans, and financial data of the Company and any information of the Company which is not readily publicly available is hereinafter referred to as "Confidential Information".

The Consultant will not use the Confidential Information in any manner except as reasonably required for him to provide the Services to the Company. Without limiting the foregoing, the Consultant agrees that at all times during the Term and for a period of three years after the Term, the Consultant will not use or take advantage of the Confidential Information or any other information about the Company for the purpose of (1) providing similar mining engineering services for any other company, or (2) for staking, or otherwise acquiring an interest in mineral properties adjacent to the mineral properties , and (3) while in possession of Confidential Information will not trade in the stock of the Company if such information is material to the Company.

Upon the request of the Company, and in any event upon the termination of the provision of Services to the Company, the Consultant will immediately return to the Company all materials, including all copies in whatever form, except the Consultant's personal notes, retained in order to record the date, location and description of the Services.

5. Independent Consultant Relationship

It is expressly agreed that the Consultant is acting as an independent Consultant in performing the Services under this Agreement, and the Consultant does not have any right to make contracts or other legal commitments or obligation for the Company.

The Consultant need only devote such portion of the Consultant's time as is necessary to complete the Services. The Consultant is not precluded from acting in any other capacity for any other person, firm or Company provided that it does not conflict with the Consultant's duties to the Company as set out in this Agreement and provided that no Confidential information of the Company is disclosed.

The Company will not pay any contribution to any governmental or private pension plan, employment insurance, or federal or state or provincial withholding taxes, nor provide any other contributions or benefits, which might be expected in an employer-employee relationship. If the Company is assessed by a governmental authority for not having remitted any payment respecting the Consultant's work for the Company, the Company is authorized to deduct such amounts from the pay due to the Consultant and to remit same. The Consultant will reimburse the Company for any such payment required to be made and not deducted from Consultant's payments.

The Consultant is solely responsible for the Consultant's registration and payment of assessments for coverage with applicable worker's compensation legislation. If requested by the Company, the Consultant will provide proof of coverage. The Consultant's liability is as outlined as follows:

> Consultant's liability with regard to the engineering shall be limited to the correction of any errors in the engineering documentation created by the Consultant free of charge to the Company without any other liability whatsoever. Neither party shall be liable, one to the other, for loss or damage, other than specifically agreed upon under the terms of this Agreement. In no event shall the Consultant be liable for loss of use, anticipated profits or any other special or consequential damage arising out of or in connection with this Agreement.

If a dispute arises out of or in connection with this Agreement or the breach thereof, and the dispute cannot first be settled within thirty (30) working days by negotiations between the Consultant and the Company, the Consultant and the Company agree the dispute shall be finally resolved by binding arbitration under the Arbitration Act of British Columbia, Canada. There will be one (1) arbitrator. The governing law shall be the law of the Province of British Columbia, Canada. In no event shall the demand for any negotiated settlement or arbitration be made after the date when institution of legal or equitable proceedings based on such claim or dispute would be barred by the limitation period referred to in the following paragraph.

The Company has one (1) year from the date of learning of any cause for liability to give written notice to the Consultant of any liability of the Consultant under this Agreement which the Company alleges.

The Consultant represents and warrants that the Consultant has the right to perform the Services required under this Agreement without violation of obligations to others and that all advice, information, and documents given by the Consultant to the Company under this Agreement may

be used fully and freely by the Company, unless otherwise so designated orally or in writing by the Consultant at the time of communication of such information (e.g. information shared with the Consultant in a confidential manner or on a non-attribution basis).

6. General

This Agreement cancels and supersedes any existing Agreement or other arrangement between the Company and the Consultant, and contains the entire Agreement and obligation between the parties with respect to its subject matter. No amendment to this Agreement will be valid or effective unless in writing and signed by both parties.

The Consultant agrees to indemnify the Company from all losses, claims, actions, damages, charges, taxes, penalties, assessments or demands (including reasonable legal fees and expenses) which may be made by the Canada Revenue Agency, Employment Insurance Plan, the Canada Pension Plan, the Workers Compensation Plan, or related plans or organizations requiring the Company to pay an amount under the applicable statutes and regulations in relation to any Services provided to the Company pursuant to this Agreement. This paragraph will survive termination of this Agreement. The Consultant further agrees to indemnify the Company from all losses, claims, actions, damages, assessments or demands (including reasonable legal fees and expenses) which result from the Consultant's negligent acts or omissions. Except to the extent of the negligence or willful misconduct of the Consultant's officers, employees and agents, the Company agrees to release, defend and, indemnify the Consultant, its officers, employees and agents from and against any and all further liability arising in any manner from the Services including actions commenced or claims made by any third party.

Any notice given or required to be given under this Agreement will be in writing and signed by or on behalf of the party giving it. Such notice may be served personally and in either case may be sent by priority post, addressed in the case of the Company its office, and in the case of the Consultant to the last known address. Any notice served personally will be deemed served immediately, and if mailed by priority post will be deemed served 72 hours after the time of posting.

The Consultant may not sell, assign or transfer any rights or interests created under this Agreement or delegate any of the Consultant's duties without the prior written consent of the Company.

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and each party submits to the jurisdiction of courts of competent jurisdiction in the Province of British Columbia.

This Agreement will be to the benefit of and be binding on the respective heirs, executors, administrators, and successors of each of the parties.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first written above.

Gary Johnson	**Hard Creek Nickel Corporation** **Mark Jarvis**
Per: [signature]	Per: [signature]
Dated: 16 JUNE 2010	Dated: June 10/2010

EXHIBIT A

SCOPE OF SERVICES AND FEES

The Consultant's Scope of Services is as outlined below.

Through mutual agreement of the Client and the Consultant, any additions and/or deletions to the Scope of Services will be handled through written Change Orders. The Change Orders will address the impact on cost and schedule of any Scope of Services additions and/or deletions.

Scope of Services

The Consultant scope of services includes:

- critical analysis of metallurgical testwork data,
- critical analysis of comments and recommendations made by testwork providers
- recommendations for further testwork and providers
- recommendations for overall optimization of testwork development and minimization of costs
- strategic advice on the implementation of technology in mining project
- other services and advice that the company sees the consultant as being qualified to supply.

Conditions

1. Job Title:	Senior Metallurgical Consultant
2. Authorized Client Contact:	Neil Froc
3. Jurisdiction(s) of Services:	British Columbia, Canada
4. Start Date:	June 10, 2010
5. Term:	1 Year and is renewable by mutual agreement
6. Billable Hours:	A minimum of 2 worked days equivalent per month, exclusive of travel time. A worked day is defined as either a calendar day which applies when out of the home office and working for the Company, or 8 hours worked over different days in the home office. Supporting timesheets to be issued for the Client's approval, where requested. Travel time will not be billed provided the billable days associated with the travel equals or exceeds the travel days. Otherwise, Consultant will invoice 1 day for travel. For example, a return trip from Perth to Vancouver is deemed to be 3 days. If 3 days work or more is done in Vancouver, no travel time will be billed. Otherwise, one day will be billed for travel.

7. Professional Fees:	Can. [redacted] per month Can. [redacted] per day for each day worked in excess of 2 days per month.
8. Reimbursable Expenses:	Business class travel, suitable accommodation, meals and applicable Taxes.
9. Work Schedule:	The work schedule to be mutually agreed upon by the Client and Consultant.
10. Billing:	The Consultant will provide invoices monthly to the Client at such office as the Client may designate from time to time by notice in writing to the Consultant, with such invoices to be paid within 10 days of approval by the Authorized Client Contact.

Initials: ______ Consultant ______ Employer